UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40724

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CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

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4th Floor, Building 5, Renxin Yaju, Gong Shu District,
Hangzhou City, Zhejiang Province, People’s Republic of China, 310014
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following in connection with its annual general meeting of the shareholders:

Exhibit No.	Description of Exhibit
99.1	Proxy Statement for the Annual General Meeting of the Shareholders
99.2	Form of Proxy Card*
99.3	Form of Notice Regarding the Availability of Proxy Materials

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*        Note to shareholders of the Company: The proxy card furnished hereto is a form for your reference only. You shall vote based on the proxy card you receive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2025	CHINA JO-JO DRUGSTORES, INC.
	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer